U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

French                               Neil
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Command Security Corporation
Lexington Park, Route 55
--------------------------------------------------------------------------------
                                    (Street)

Lagrangeville                        NY                     12540
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)


--------------------------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)
     01/14/03

--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol
     Command Security Corporation CMMD

--------------------------------------------------------------------------------
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


--------------------------------------------------------------------------------
6.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          1,617,339                   I                    By Reliance Security Group, plc.
    Par value $.0001
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).


                                                                          (Over)

 Table II -- Derivative Securities Acquired, Disposed of or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Warrant                  Immediately                Common                 150,000       $1.875         I              By Reliance
                                                                                                                       Security
                                                                                                                       Group, plc
------------------------------------------------------------------------------------------------------------------------------------
Warrant                  Immediately                Common                 2,298,092     $1.03125       I              By Reliance
                                                                                                                       Security
                                                                                                                       Group, plc
------------------------------------------------------------------------------------------------------------------------------------
Preferred Series A       Immediately                Common                 12,325.35(1)  0              I              By Reliance
                                                                                                                       Security
                                                                                                                       Group, plc
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

Mr. French was elected to the Board of Directors as of January 14, 2003 as a replacement for Mr. Geoffrey Haslehurst who resigned as of January 14, 2003. The Board elected Mr. French to fill Mr. Hasleshurst's position on the board in accordance with a Shareholder's Agreement dated September 12, 2000, between Command Security Corporation, William C. Vassell and Reliance Security Group, plc. Mr. French is an officer and director of Reliance Security Group, plc.

(1)  Convertible into 1,232,535 shares of the Company's Common Stock.



      /s/ Neil French                                       January 23, 2003
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2